Norton Rose Fulbright Canada LLP

400 3rd Avenue SW, Suite 3700

Calgary, Alberta T2P 4H2 Canada

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nortonrosefulbright.com

October 13, 2015

CMX Gold & Silver Corp.

31 Stranraer Pace S.W.

Calgary, AB T3H 1H5

Canada

Att:   Mr. Jan Alston, President and CEO

Dear Sirs:

CMX Gold & Silver Corp. – Offering of 6,000,000 Common Share Units at $0.08 per Unit

We have been engaged by CMX Gold & Silver Corp. (“CMX or the “Corporation”) to prepare this opinion in connection with the best efforts offering by the Corporation of 6,000,0000 units (the “Offering”), each unit comprised of one common share in the capital of the Corporation (each a “Common Share”), and one Common Share purchase warrant (each a “Warrant”). In connection with the Offering, the Corporation may issue up to 6,000,000 Warrants, each whole Warrant entitling the holder to purchase one additional Common Share for $0.16 for a period of 24 months from closing of the Offering.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such public and corporate records, certificates and documents as we have deemed necessary or relevant for the purpose of the opinion hereinafter expressed.

We have assumed the genuineness of all signatures and the authenticity of all documents submitted to up as originals and the conformity to authentic original documents of all documents submitted to us as copies or facsimiles and the authenticity of all originals of such documents and the veracity of all facts contained therein.

The opinion expressed herein is confined to matters of the laws of the Province of Alberta and the federal laws of Canada applicable therein and we express no opinion as to the laws of any other jurisdiction.

Based and relying upon and subject to the foregoing, we are of the opinion that the Common Shares of the Corporation issued to the subscribers to the Offering have been duly authorized and, when issued for valuable consideration, will be validly issued as fully paid and non-assessable shares of the Corporation, and the Common Shares of the Corporation to be issued in connection with the exercise of the Warrants, when issued for valuable consideration, will be duly authorized and validly issued as fully paid and non-assessable shares of the Corporation.

This opinion may not be relied upon by any person for any other purpose without our prior written consent.

Sincerely,

Norton Rose Fulbright Canada LLP

“Norton Rose Fulbright Canada LLP”